UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: The Greenbrier Companies, Inc. CIK: 0000923120 Tax ID: 93-0816972
2.	Name of Person Relying on Exemption: Scott Klarquist
3.	Address of Person Relying on the Exemption: 20 Pine, New York NY 10005
4.	Written Material. The following written materials are attached: Letter to Shareholders, December 18, 2020.

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. The cost of this filing is being borne entirely by the filer.

PLEASE NOTE: I am NOT asking for your proxy card and cannot accept your proxy card. Please DO NOT send me your proxy card.

(Written material follows)

Greenbrier Shareholders Strongly Urged to Vote AGAINST Proposal 2 ( Advisory Vote on Executive Compensation)

GBX Executive Compensation System Does NOT Align Incentives With Shareholders

GBX CEO Furman's "Revamped" Pay Package Is Largely A Smoke Screen

Time To Send A Loud-and-Clear Message of Disapproval To Our Compensation Committee

Dear Shareholders,

In my previous PX14A6G filings (made on November 24th, November 30th and December 7th, respectively) regarding Greenbrier Companies (GBX), I urged you to take decisive action at the upcoming January 6th annual meeting to improve the company's poor corporate governance practices by voting (A) against the re-election of Director Kelly M. Williams, (B) in favor of the Shareholder Proposal regarding an independent board chairman, and (C) against the re-election of Director Swindells, thereby allowing us (the true owners of the company) to better hold our board accountable for the long-term financial results obtained by GBX shareholders. Today I am writing you regarding Proposal 2 (Advisory Approval of Executive Compensation) contained in GBX's proxy statement filed on November 12th, for the annual meeting scheduled to take place on January 6, 2021. Please vote "AGAINST" Proposal 2 for the following reasons :

Proposal 2 is an advisory vote regarding approval (or disapproval, as the case may be) of the compensation for GBX's named executive officers, including the disclosures in the Compensation Discussion and Analysis and the accompanying compensation tables and narrative disclosures contained in the proxy statement. GBX investors may recall that at last year's annual meeting, management only received approximately 60% of the vote in favor of executive compensation (15.2 million votes for versus 10.8 million votes against). What did GBX do in response? Very little of substance, in my opinion . First, they increased "the Company's stock ownership guidelines for executive officers", which is obviously very convenient (for the executives, that is), since the company doles out its shares in large numbers gratis to these executives, instead of requiring them to buy them using their own personal funds (and which will thus result in more dilution of shareholders); second, they adjusted the base pay for senior executives, but did so in a way that achieves little for shareholders (for more on that, please see below); third, they added a "relative TSR modifier to [GBX's] 2020 long-term incentive program that allows for adjustments to executive awards based on performance relative to the designated peer group", but limited said adjustments to a maximum of 10% upwards or downwards, making the "improvement" largely symbolic (page 29 of the proxy states that performance-based RSU grants "may be increased or decreased by 10% based on relative TSR performance", however it doesn't even disclose how this relative TSR performance will be calculated (e.g., who are the peers and what constitutes material under-performance?)); and fourth, they marginally tweaked around the edges how their RSU program operates.

Moreover, page 18 of the proxy discloses that GBX shareholders asked the company to "[c]onsider disclosing performance targets in advance", but our company refused this reasonable request, claiming that "[w]e do not publicly disclose quantitative targets in advance because these are confidential and disclosure could cause competitive harm. Disclosure of these targets in advance could give competitors strategic and planning insights with predictive value. We set these targets at challenging but achievable levels and consistent with our corporate-wide strategic priorities." This rationale makes little sense given that GBX has previously disclosed forward financial targets in its earnings press releases . For example, in the Q2 FY2019 earnings press release (see Form 8-K filed 2019-04-05), GBX management provided guidance for full-year FY2019 for the following metrics: (1) deliveries, (2) revenue and (3) diluted EPS. GBX similarly provided forward guidance for these same metrics for FY2020 in its earnings press release for Q4 FY2019 (see Form 8-K filed 2020-01-08). GBX shareholders should ask themselves: HOW IN THE WORLD COULD DISCLOSING, FOR EXAMPLE, A FORWARD EBITDA OR REVENUE TARGET FOR SENIOR EXECUTIVE COMPENSATION PURPOSES CAUSE "COMPETITIVE HARM", WHEN GBX ALREADY PROVIDES FORWARD GUIDANCE FOR THESE OR SIMILAR METRICS IN ITS EARNINGS RELEASES? It seems that GBX simply wants to hide these targets from its shareholders until after the fact, when shareholders are powerless to register their approval or disapproval thereof.

Regarding pay for senior GBX executives, the company has trumpeted the fact that CEO William A. Furman "[r]educed his base salary actually paid by nearly 25% (from $1,050,000 per year to $800,000 per year) in the fourth quarter of 2020, which reduction continues in 2021" and "[r]educed by 20% the amount of his earned annual incentive award that he will actually receive (from $1,010,333 to $808,266)" (see proxy statement, page 23). However, the real question is what is the appropriate base salary and annual incentive award for Mr Furman. Consider, for example, American Railcars Inc. (former ticker ARII), which (A) was listed as one of our peer companies in GBX's 2019 proxy statement (page 20) and (B) had a total shareholder return that exceeded GBX's by approximately 135% from January 2006 (when ARII went public) until December 2018 (when ARII was bought out at $70/share by ITE Rail Fund). [GBX shareholders will remember that our company purchased the North American assets of ARII from ITE last year.] ARII only paid its CEO, Jeffrey S. Hollister, $375,000 in base salary for the fiscal year ended 12/31/2017, while his annual target bonus for that fiscal year was set at just $300,000, or 80% of his base (see page 19 of ARII's 2017 Proxy Statement). WHY ARE GBX SHAREHOLDERS PAYING 2.4X MORE FOR A CEO WHO HAS DELIVERED A FAR INFERIOR RETURN TO SHAREHOLDERS THAN ARII? And while another GBX peer, Trinity Industries Inc. (ticker TRN), has set its CEO's base salary at the same level as Furman's old $1.05MM base, TRN's market cap is almost two-and-a-half times that of GBX. Moreover, TRN has returned far more capital to shareholders via dividends and stock buybacks (on approximately the same revenue base) than GBX has recently. Over the past 5 quarters, for example, TRN has repurchased $285MM worth of stock at relatively depressed prices, versus no buybacks for GBX over a similar period. TRN's recent EV/EBITDA ratio of 11.8X also dwarfs GBX's 5.5X (per Factset). In addition, GBX shareholders should note that Mr Furman was gifted a new car by the company (meaning us, the shareholders) this year (brand and model not disclosed) , which should make up for some of the $250,000 cut in his base salary (per the Form 8-K, Exhibit 10.1, filed on 2020-07-10, GBX will furnish to Furman, "without cost to him…a new car to be purchased in 2020").

To make matters worse, despite CEO Furman's recent "voluntary" pay cut, HE STILL GETS LONG-TERM EQUITY AWARDS BASED ON THE OLD BASE (AT A TARGET LEVEL NOT LESS THAN 2.8X THEREOF) (per the 2020-07-10 Form 8-K: "Mr. Furman's equity awards for fiscal years 2021 and 2022 will have a value of not less than 280% of his base compensation prior to voluntary reduction. Such awards will be up to 70% performance-based with the balance time-based. The performance-based awards will be tied 25% to CEO succession objectives with the balance tied to Company financial goals" (emphasis added)). GBX shareholders should not overlook the "not less" fine print, because IN EACH OF THE PAST THREE YEARS FURMAN HAS RECEIVED LONG-TERM COMPENSATION EQUAL TO 5X HIS BASE SALARY . In comparison, ARII only paid its CEO Hollister long-term compensation equal to just 1.5X his base in 2017, which begs the question: Why does our CEO routinely get 5X??? But wait, shareholders, there's even more in store for Mr Furman. As noted above he gets a free car in 2020, but he also receives (courtesy of the shareholders) comp'd office space in the resort town of Lake Tahoe for two years post-retirement plus free office furniture and office equipment(!): "Until September 1, 2024, Executive will have the right to use the Company's Zephyr Cove Lake Tahoe, Nevada office at Company expense, including reasonable administrative support and access to Company email (subject to appropriate security measures being in place) and his contacts list. Executive shall have the option to assume the lease for this office on the Retirement Date and the right to be transferred good title to the furniture, equipment and the personal property therein on such date for no additional payment ." (2020-07-10 Form 8-K). Perhaps it's no surprise that, given all of this largesse headed Mr Furman's way, we discover on page 41 of the proxy statement that the "ratio of our CEO's annual total compensation to the annual total compensation of our median employee was approximately 510 to 1".

Lastly, despite supposedly having a policy that "[t]ime-based RSUs generally vest ratably in the form of Company common stock over a three-year period beginning on the first anniversary following the date of the grant," we find out (per page 29 of the proxy) that "[i]n fiscal 2020, [GBX] made three exceptions to vesting of time-based RSUs in the grants to Mr. Furman, Ms. Tekorius and Mr. Rittenbaum " (emphasis added). It's the rule that proves the exceptions! Page 26 of the proxy reveals that "[o]ur Chief Commercial and Leasing Officer, Mr. Rittenbaum, is in the process of preparing for retirement and discussed a possible targeted retirement date of October 2021, subject to change depending on succession factors[; thus] Mr. Rittenbaum received a grant of RSUs in fiscal 2020, the time-based portion of which vests equally over two years to coincide with his targeted retirement date." Simply "discussing" a POSSIBLE TARGETED retirement date is enough justification for shortening the "normal" three-year vesting period in our compensation committee's eyes(!) Similarly, CEO Furman received a pass on the three-year "rule" last year, due to his supposed "retirement date" in 2021 (which, of course, has now been "revised" to 2022 because of "the COVID-19 pandemic and resulting global uncertainties"), while Ms Tekorius received her exception "in recognition of her exemplary transition to her new role as President". Fellow GBX shareholders, you simply cannot make this stuff up, sadly.

Conclusion

With respect to GBX's senior executive compensation system, enough is enough. Not only is CEO Furman's compensation egregious in comparison to a better-performing peer such as ARII, but our company doesn't even bother to enforce its own "rules" like the three-year vesting schedule for time-based RSUs for named executives (which it ironically trumpets on page 18 of the proxy as an "improvement", owing to shareholder feedback, versus the old 30-month vesting schedule). We need to send a loud-and-clear message to GBX's compensation committee and full board that the status quo is NOT ACCEPTABLE and WE NEED TO DO IT NOW. Thus, I ask you to PLEASE VOTE "AGAINST" PROPOSAL 2 AT THE JANUARY 6, 2021 ANNUAL MEETING OF SHAREHOLDERS. Thank you!

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Written materials are submitted voluntarily pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy. I am NOT asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by the filer.

Source and Contact Info:

Scott Klarquist

CIO, Seven Corners Capital Management, LLC

Email: sklarquist@sevencornerscapital.com

Telephone: (646) 592-0498

Website: www.sevencornerscapital.com